EXHIBIT 6.9

Seventh Lease Amendment

This Lease Amendment, dated March 11, 2021 for reference purposes, is entered into between Solana Partners, LP and Hylete, LLC, the Tenant, to amend the lease dated November 13, 2013 for Suite 568 at Haidinger Center, 532-574 Stevens, 722 Genevieve, and 742 Genevieve, Solana Beach, CA 92075.

The parties agree as follows:

1.	Tenant's lease for Suite 568 will be extended to March 31,2022.

2.	The rent will be $2,246 per month, and the Security Deposit will be adjusted to $2,246.

3.	All other terms and conditions remain unchanged.

Landlord	Tenant

Solana Partners, LP	Hylete, LLC

Executed at: San Diego	Solana Beach, CA

On: 04-02-21	March 30, 2021

Signature: /s/ Tim Haidinger	/s/ Adam S. Colton

Title: Manager	CFO